UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

FINISH LINE INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

317923100

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317923100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER *
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,968,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%*
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership is disclaimed as interests are economic interests held through contracts for differences, the terms of which do not confer voting rights or dispositive power.

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned on April 14, 2017 as amended by Amendment No. 1 thereto filed on May 19, 2017, Amendment No. 2 thereto filed on May 22, 2017, Amendment No. 3 thereto filed on May 25, 2017, Amendment No. 4 thereto filed on June 5, 2017, Amendment No. 5 thereto filed on June 7, 2017, Amendment No. 6 thereto filed on June 19, 2017, Amendment No. 7 thereto filed on June 20, 2017 and Amendment No. 8 thereto filed on June 22, 2017 (the “Schedule 13D”). This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following table lists put options referencing Shares of the Issuer sold by the Reporting Person.

Date of transaction	Number of Shares referenced by put option	Strike price (USD)	Exercise date
16 June 2017	65,000	14.00	21 July 2017
16 June 2017	248,800	14.00	18 August 2017
16 June 2017	333,800	14.00	17 November 2017
19 June 2017	100,000	14.00	17 November 2017
20 June 2017	202,700	14.00	17 November 2017
20 June 2017	100	14.00	17 November 2017
20 June 2017	10,000	14.00	17 November 2017
21 June 2017	94,500	14.00	17 November 2017
21 June 2017	50,000	14.00	17 November 2017
21 June 2017	5,500	14.00	17 November 2017
21 June 2017	100,000	14.00	17 November 2017
21 June 2017	57,500	14.00	17 November 2017
21 June 2017	42,500	14.00	17 November 2017
21 June 2017	50,000	14.00	17 November 2017
22 June 2017	593,400	12.00	17 November 2017
22 June 2017	44,900	12.00	17 November 2017

Except for the arrangements described herein, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2017

Sports Direct International plc

By:	/s/ Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary